Part III: Manner of Operations

Item 19: Fees

a. *Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).*

Subscribers are not charged fees to access the ATS (e.g., access fees, port fees, or connection fees). However, BOATS charges or credits Subscribers, as applicable, a per-share commission or rebate for executions in the ATS. BOATS considers a number of factors when negotiating a subscriber's commission and rebate rates, including, among other variables, (i) BOATS' history with the relevant subscriber (e.g., whether the subscriber was a participant on the ATS as of the ATS' first operating session), (ii) the subscriber's historical and/or expected future trading activity, and (iii) order characteristics (e.g., display instructions).

Subscribers may negotiate per share commission and rebate rates within the following ranges:

- For transactions in stocks priced greater than or equal to $1.00, subscribers are (i) charged a commission in the range of $0.00 to $0.0020 per share when removing liquidity and (ii) credited a rebate of $0.00 to $0.0060 per share when adding liquidity; and

- For transactions in stocks priced below $1.00, subscribers are (i) charged a commission of $0.00 to 0.3% (30 basis points) of the relevant order's total notional dollar volume when removing liquidity and (ii) not subject to any fee or rebate when adding liquidity.

~~BOATS charges Subscribers a per-executed-share-fee for shares executed on the NMS Stock ATS. Blue Ocean ATS charges fees based on the following schedule:~~

~~1) Early Adopters (Subscribers who were participants of the ATS as of its first operating session):~~

~~i. For adding liquidity, there is a rebate of $.0006~~

~~ii. For taking liquidity, the charge is $.0014 - $.0015~~

~~2) Standard Pricing:~~

~~i. For adding liquidity, there is a rebate of $.0006~~

~~ii. For taking liquidity, the charge is $.0020~~

~~3) For stocks below $1.00:~~

~~i. There is no rebate for adding liquidity~~

~~ii. The fee for taking liquidity is $.0030 of total dollar volume (i.e. 0.0030%,~~

~~thirty basis points)~~

~~The fee schedule for stocks subject to fair access, when applicable, is included as part of the Firm's written standards in Part III, Item 25.~~

Other Fees:

All Subscribers are charged applicable pass-through fees, such as CAT and regulatory fees, which are tied to the side of each transaction. Since BOATS is the executing broker for all trades on the ATS, the BDO reports a cross trade as the buyer and seller for trade reporting purposes (i.e., "Alternative #1" method under FINRA guidance), and is charged CAT fees accordingly. BOATS incurs these fees and passes all allocated regulatory or applicable fees back to the Subscriber without any additional mark-up.

As described in Part II, Item 5(a) and Part III, Item 15(b) BOATS is responsible for the creation and anonymization of market data, and BOT manages and distributes market data. BOT incurs costs to fully integrate its market data feed into Third-Party Distributors platform, for recipients who receive market data from a Third-Party.

Any Receiver who elects to take market data from a Third-Party Distributor may be subject to additional fees (i.e. technology configuration fees), which are not remitted to the BDO or parent company.

There is no initial set-up fee for market data. Market data fees are outlined in the Master Data Agreements, and are assessed monthly:

Market Data Fees:

For top-of-book or depth-of-book market data, BOT charges a monthly fee ranging between $8 to $14,000, for display user licenses. The display user licenses fee range is determined by how a financial institution uses market data (i.e. a financial institution may have multiple $8 licenses which allow market data to be displayed on a single screen or terminal to $14,000license for enterprise-wide display which allows market data to be displayed to an online brokerage userbase). Non-display license fees are $5,000. Non-display licensing allows market data to be used by systems or devices but not displayed to end-users. Display and non-display licenses are charged separately and are additive.

A single financial institution may be able to combine a non-display fee with a display fee such that it exceeds $14,000. For example, a financial institution may have a single agreement with global affiliates. Under that agreement, the financial institution's market making group accepts a non-display fee of $5,000. A completely separated subsidiary of the financial institution elects a $12,500 display user license. Collectively the financial institution accrues monthly fees of $17,500.

Historical recorded copies of real-time market data is separately made available via file server for convenience at a cost of $200-$1000 dependent if used for internal or external redistribution purposes.

b. *Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.*

N/A

c. *Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.*

~~N/A~~

As detailed in Part III, Item 19(a), when adding liquidity to the ATS, subscribers are either not assessed a fee or are credited a rebate, depending on the subscriber's negotiated fee schedule.